Strategic Partners Mutual Funds, Inc.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

June 27, 2005

Via Edgar

Mr. Larry Greene

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W., Mail Stop 3-9

Washington, D.C. 20549

Re:                               Strategic Partners Mutual Funds, Inc.
Registration Statement on Form N-14
File Nos. 333-125046 and 811-08085

Dear Mr. Greene:

On behalf of Strategic Partners Managed Small Cap Growth Fund, a series of Strategic Partners Mutual Funds, Inc. (the “Managed Small Cap Fund”), we are responding to oral comments given by  Larry Greene of the Securities and Exchange Commission (the “Commission”), during telephone conversations with Claudia DiGiacomo on June 15, 2005 and June 16, 2005.

The comments were addressed to initial registration statement on Form N-14 which was filed via EDGAR on May 19, 2005 (the “N-14”), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Exchange Act”), for use in connection with a special meetings of the shareholders of each of the Strategic Partners Small Cap Growth Opportunity Fund, a series of Strategic Partners Mutual Funds, Inc. (the “Opportunity Fund”), and Strategic Partners Small Capitalization Growth Fund, a series of the Strategic Partners Style Specific Funds (the “Growth Fund” and, together with the Managed Small Cap Fund and the Opportunity Fund, the “Funds”). On June 20, 2005 the Registration Statement went automatically effective pursuant to Rule 488.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

1.                                       Comment:  The Investment Objective and Strategies of the Funds (page 3): If the Funds invest in emerging market securities please include additional risk disclosure.

Response:  None of the Funds intend to invest in emerging markets securities and therefore the disclosure was not revised.

2.                                       Comment:  Portfolio manager compensation disclosure (pages 11 to 16): please only disclose the types of compensation that were actually paid as of each Fund’s fiscal year end to a portfolio manager of the Funds by the applicable subadviser.

Response:  The disclosure has been revised to only describe the types of compensation that were actually paid to a portfolio manager for the Funds by the applicable subadviser as of the applicable fiscal year end.  Where no revisions were made, the subadvisers confirmed that all of the disclosed compensation was actually paid to the Fund’s portfolio manager by the applicable subadviser.

3.                                       Comment: Portfolio Holdings (page 18): The Registration Statement only includes disclosure from Fund’s Prospectus – add disclosure from Fund’s Statement of Additional Information (SAI).

Response:  We note that the instructions to Form N-14 do not require the disclosure from the Fund’s SAI to be included in the N-14, nevertheless we have revised the disclosure in the N-14 to include the disclosure in the Fund’s SAI, as requested.

4.                                       Comment:  (Page 18) Confirm whether or not the Fund treats omnibus accounts the same way.  If not, add disclosure to explain how such accounts are treated.

Response:  We confirm that the Fund treats omnibus accounts the same as Intermediaries and the disclosure has been revised.

5.                                       Comment:  Fees and Expenses (Pages 24 to 27):  Delete “estimated” in the Distribution (12b-1) Fees line item and include the fees and expenses for each class of each Fund, even if such class is not affected by the proposed Transactions.

Response:  The disclosure has been revised as requested.

6.                                       Comment:  Reasons for the Transaction (page 36):  The Fund only states factors but does not provide any reason for the transaction.  Please revise disclosure to provide reasons for the transaction.

Response:  We have revised this disclosure as requested to clarify the reasons for the transaction.

7.                                       Comment:  Information About the Transaction (page 37): Please clarify the last sentence of the second paragraph.

Response:  The disclosure has been revised as requested.

8.                                       Comment:  Expenses of the Transaction (page 37): Please include estimate of proxy solicitation expenses.

Response:  The requested disclosure has been added.

9.                                       Comment:  Capitalization of the Funds and Capitalization After the Transaction (pages 39 to 42): Please provide the  total net assets and total shares outstanding for each Fund and pro forma for the Transaction.

Response:  The requested disclosure has been added.

10.                                 Comment:  Voting Information (page 36): Explain how broker non-votes and abstentions will be voted by Opportunity Fund and Growth Fund.

Response:  The requested disclosure has been added.

11.                                 Comment:  Shareholder Proposals (page 39): Please clarify that the first sentence in the second paragraph relates to shareholders of the Company and include disclosure regarding notice requirements for shareholders to submit a proposal from the floor of a shareholder meeting pursuant to Rule 14a-5(e)(2).

Response:  The disclosure has been revised as requested.

12.                                 Comment: Confirm that the Funds considered the accounting rather than legal analysis pursuant to the North American Security Trust no-action letter in determining which Fund should be the accounting survivor and explain each factor.

Response: In the North American Security Trust no-action letter (pub. avail. Aug. 5, 1994), the Staff stated that, in determining whether a new fund resulting from a reorganization may use the historical performance of one of several predecessor funds, the attributes of the new fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new fund.  We confirm that, in determining that the Managed Small Cap Fund should be deemed the survivor fund of the reorganization for accounting purposes (i.e., the fund whose financial statements are carried forward) and the calculation of performance, we considered the following factors:

Funds’ investment advisers:  American Skandia Investment Services, Inc. (“ASISI”) and Prudential Investments LLC (“PI”) currently serve as Investment Managers to the Opportunity Fund and the Managed Small Cap Fund and PI currently serves as Manager of the Growth Fund.  Deutsche Asset Management, Inc. (“DAMI”) is engaged with respect to the Opportunity Fund and the Managed Small Cap Fund  to act as subadviser, and Westcap Investors, LLC (“Westcap”) and RS Investment Management L.P. (RS Investments”) are the subadvisers for the Growth Fund.  After consummation of the transaction, ASISI and PI will continue to serve as Manager and DAMI as subadviser to the combined fund (the “Combined Fund”).

Funds’ investment objectives, policies and restrictions:  The Fund’s investment objectives, policies and restrictions are substantially similar but not identical.  After consummation of the transaction, the Combined Fund will be managed according to the investment objectives, policies and restrictions of the Managed Small Cap Fund.

Expense structures and expense ratios of the Funds:  The total and net annual operating expenses for each class of shares of the Managed Small Cap Fund is lower than that of the Growth Fund and higher than the Opportunity Fund.

After giving effect to the transaction, the total and net annual operating expenses of the Combined Fund is expected to be lower than both the Managed Small Cap Fund and the Growth Fund and the same as the Opportunity Fund, which means that the total annual operating expenses for the Combined Fund will be more similar to Opportunity Fund and the Managed Small Cap Fund than the Growth Fund.  In addition the Combined Fund will have the same fee schedules as the Managed Small Cap Fund.

Asset size and portfolio composition:  Although the Opportunity Fund has a significantly larger asset base than Managed Small Cap Fund (as of October 31, 2004, the Opportunity Fund had net assets of approximately $84.2 million, while the Managed Small Cap Fund had assets of approximately $44.6 million at that date), the composition of the Opportunity Fund and the Managed Small Cap Fund is substantially similar.  None of the portfolio securities must be sold as a result of the transaction.  After giving effect to the transactions, therefore, the Combined Fund is expected to have a portfolio composition similar to that of the Funds.  However, the portfolio composition is expected to be more similar to Managed Small Cap Fund.

Thus the attributes of the Combined Fund most closely resemble those of the Managed Small Cap Fund and therefore the Managed Small Cap Fund should be deemed the surviving fund of the reorganization for purposes of accounting and the calculation of performance.

Should you have any questions, please do not hesitate to call me at 973-802-5032.

Very truly yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo